China SXT Pharmaceuticals, Inc.

November 1, 2024

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Chris Edwards

Re:	China SXT Pharmaceuticals, Inc.
Registration Statement on Form F-3
Filed on October 22, 2024
File No. 333-282776

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, China SXT Pharmaceuticals, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), be accelerated to and that the Registration Statement becomes effective at 5:00 p.m., Eastern Time, on November 4, 2024, or as soon thereafter as practicable.

Very truly yours,

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
	Name:	Feng Zhou
	Title:	Chief Executive Officer